1Q 2019 Earnings Conference Call NYSE: INXN 9 May 2019 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim", “may", “will", “expect", “anticipate", “believe", “future", “continue", “help", “estimate", “plan", “schedule", “intend", “should", “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; performance under service level agreements; and delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS measure, please refer to the appendix and the tables attached to our 1Q19 press release. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue up 13% Y/Y Recurring revenue up 14% Y/Y Adjusted EBITDA up 27% Y/Y, or 14% excluding IFRS 16 Adjusted EBITDA margin increased 550 bps Y/Y to 51.0% 20 bps Y/Y to 45.7% excluding IFRS 16 Capital expenditure of €144 million including intangibles Operational Execution Added 3,500 sqm of new equipped space Opened new data centre in London Opened expansions in Frankfurt and Dusseldorf Installed 4,000 sqm of revenue generating space Utilisation rate of 80% New data centre announced in Zurich (ZUR2) and further expansion in Frankfurt (FRA15) 1Q 2019 Performance Continued Strong Demand and Disciplined Execution

1Q Revenue €151.5 million Up 13% Y/Y and 3% Q/Q 1Q Recurring revenue €145.3 million Up 14% Y/Y and 4% Q/Q 96% of total revenue 1Q Adjusted EBITDA €77.3 million Up 27% Y/Y and 14% Q/Q Up 14% Y/Y and 2% Q/Q excluding IFRS 16 1Q Adjusted EBITDA margin 51.0% 550 bps increase Y/Y 20 bps increase Y/Y excluding IFRS 16 1Q 2019 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.7% 51.0% Margin 45.5% 14% Recurring Revenue Growth and Adjusted EBITDA Margin Expansion Y/Y 46.3% 46.1% Revenue (€ millions) Non- recurring revenue Recurring revenue 133.8 138.8 142.2 146.9 151.5

Equipped space of 148,300 sqm 3,500 sqm added in the quarter Revenue generating space of 119,000 sqm 4,000 sqm installed in the quarter Utilisation rate of 80% 1Q 2019 Operational Highlights Equipped & Revenue Generating Space (000’s sqm) Available Equipped space Revenue generating space 79% 80% 81% Utilisation 80% 128.9 14% Growth Y/Y in Revenue Generating Space With 80% Utilisation Rate 132.6 79% . 140.3 144.8 148.3

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Capacity Expansion Across Footprint

- **Capacity additions completed in 1Q19 include:**
  - LON3: ~300 sqm new build
  - FRA13: ~2,600 sqm
  - DUS2: ~300 sqm
- **New data centre announced during 1Q19:**
  - ZUR2: 3,600 sqm under construction
- **Expansions totaling 36,800 sqm scheduled to open by year end 2020**
  - Aggregate capacity expansion of 25%

Announced Capacity Additions with Opening Dates after 31 December 2018(1)

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Schedule
				Project	Opened(1)	
Amsterdam	AMS10	Phases 1-3	195	9,500	0	4Q19 – 3Q20
Copenhagen	CPH2	Phases 3-5	18	1,500	900	2Q18 – 4Q19
Dusseldorf	DUS2	Phase 3	5	500	300	1Q19 – 2Q19
Frankfurt	FRA13	Phases 1-2 New Build	90	4,900	4,900	3Q18 – 1Q19
Frankfurt	FRA14	Phases 1-2 New Build	76	4,600	0	3Q19 – 4Q19
Frankfurt	FRA15	Phases 1-2 New Build	137	4,900	0	2Q20 – 4Q20
London	LON3	New Build	35	1,800	300	1Q19 – 3Q19
Madrid	MAD3	New Build	44	2,500	0	2Q19 – 4Q19
Marseille	MRS2	Phases 2-4	72	4,200	700	2Q18 – 4Q19
Marseille	MRS3	Phase 1 New Build	79	2,300	0	1Q20
Paris	PAR7.2	Phase B (cont.) & C	47	2,500	2,500	2Q18 – 2Q19
Stockholm	STO5	Phases 2-3	19	1,200	400	1Q18 – 2Q19
Vienna	VIE2	Phases 7-9	94	4,300	2,300	4Q17 – 2Q19
Zurich	ZUR1	Phase 6	10	300	0	2Q19
Zurich	ZUR2	Phase 1-2 New Build	93	3,600	0	3Q20

Note: Totals may not sum due to rounding.
(1) As of 9 May 2019, Capex and Equipped Space are approximate and may change. Capex reflects the total spend for the listed project at full power and capacity, and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

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39% 30% 30% Communities of Interest Deliver Significant Customer Value Connectivity Platforms Enterprises Note: Totals may not sum due to rounding.

Financial Highlights John Doherty – Chief Financial Officer

1Q 2019 Results (Including and Excluding IFRS 16) Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the “Definitions” section of this presentation. Reconciliations of net income to Adjusted EBITDA can be found in the financial tables later in the appendix of this presentation. Adjusted to exclude impact of IFRS 16 € millions (except per share amounts) 1Q 2018 4Q 2018 1Q 2019 1Q 2019 (excl. IFRS 16) 1Q 2019 (excl. IFRS 16) vs. 1Q 2018 1Q 2019 (excl. IFRS 16) vs. 4Q 2018 Recurring revenue(1) 127.0 139.7 145.3 145.3 14% 4% Non-recurring revenue(1) 6.9 7.2 6.3 6.3 (9%) (14%) Revenue 133.8 146.9 151.5 151.5 13% 3% Gross profit 81.1 89.7 101.1 94.5 16% 5% Gross profit margin 60.6% 61.1% 66.7% 62.4% 180 bps 130 bps Adjusted EBITDA(1) 60.9 67.7 77.3 69.3 14% 2% Adjusted EBITDA margin(1) 45.5% 46.1% 51.0% 45.7% 20 bps (40 bps) Adjusted diluted EPS(1) €0.17 €0.11 €0.10 €0.11 (31%) 5% Revenue growth of 13% Y/Y and 3% Q/Q Recurring revenue up 14% Y/Y and 4% Q/Q Recurring ARPU at €414 Gross profit(2) Up 16% Y/Y and 5% Q/Q Adjusted EBITDA(2) Up 14% Y/Y and 2% Q/Q Adjusted EBITDA margin increased 20 bps Y/Y(2)

1Q 2019 Reporting Segment Analysis Revenue up 9% Y/Y, 1% Q/Q Recurring revenue up 11% Y/Y, 3% Q/Q Adjusted EBITDA(1) up 8% Y/Y, down 1% Q/Q Adjusted EBITDA margin(1) at 59.4% Strength in Austria, Sweden and Denmark Note: This analysis excludes “Corporate & Other” segment. Totals may not sum due to rounding. (1) Adjusted to exclude the impact of IFRS 16. Revenue up 15% Y/Y, 4% Q/Q Recurring revenue up 16% Y/Y, 4% Q/Q Adjusted EBITDA(1) up 17% Y/Y, 6% Q/Q Adjusted EBITDA margin(1) at 55.3% Strength in France, Germany and The Netherlands Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 54.6% 56.2% 55.4% 60.0% 57.4% 59.0% France, Germany, Netherlands & UK 54.0% 60.9% 60.3% 64.2% Rest of Europe 16% Recurring Revenue and 17% Adjusted EBITDA(1) Growth in Big 4

Disciplined Investments(1) 80% 79% 79% SQM Utilisation 81% Customer Demand Drives Focused Capital Expenditure 69% of capex invested in Big 4 95% of capex invested in discretionary expansion projects Maintenance capex at 2% of total revenue Including intangible assets. Totals may not sum due to rounding. 80%

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Strong Balance Sheet

€ millions	31-Mar-19	31-Dec-18
Cash & Cash Equivalents	**118.2**	186.1
Total Borrowings[1]	**1,239.6**	1,239.8
Lease Liabilities[2]	**472.5**	50.4
Total Borrowings and Lease Liabilities	**1,712.1**	1,290.1
Shareholders Equity	**650.2**	633.4
Gross Leverage Ratio LQA[3]	**5.6x**	4.8x
Net Leverage Ratio LQA[4]	**5.2x**	4.1x
Net Leverage Ratio LTM (excluding IFRS 16)[5]	**4.4x**	4.3x

- €300 million RCF undrawn
  - Capacity increased by €100 million (to €300 million) in 1Q19
- 4.9% blended cost of debt[6]
- 1Q 2019 LTM Cash ROGIC 11%
- Reported leverage increased due to impact of IFRS 16
- LTM Net Leverage (excl. IFRS 16 impact): 4.4x

Strong Balance Sheet Supports Expansion Program

(1) Total Borrowings = 4.75% Senior Notes due 2025 ("Senior Notes"), shown including the impact of premiums, commissions, offering fees and expenses + Mortgages + Revolving facilities borrowings + Other Borrowings This excludes Finance leases which are under IFRS 16 included in Lease liabilities.
(2) Lease Liabilities = liabilities recognized from 1 January 2019 under IFRS 16, including finance leases which previously (under IAS 17) were part of Total borrowings.
(3) Gross Leverage Ratio = (Senior Notes at face value + Mortgages + Revolving facilities borrowings + Other Borrowings + Lease liabilities) / LQA (last quarter annualized) Adjusted EBITDA.
(4) Net Leverage Ratio = (Senior Notes at face value + Mortgages + Revolving facilities balance + Other Borrowings + Lease liabilities – Cash & Cash Equivalents) / LQA (last quarter annualized) Adjusted EBITDA.
(5) Net Leverage Ratio (excluding impact of IFRS 16) = (Senior Notes at face value + Mortgages + Finance Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.
(6) Excluding lease liabilities.

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Disciplined Investments Drive Strong Returns


(• millions)
Q1 2019 LTM Returns
1,162
406
269
(10)
22%
259
Investments(3)
Revenue
Gross Profit
Maintenance Capex
Cash Return
66% margin

- 36 fully built-out[1] data centres[2]
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2018
- 89,100 sqm of equipped space
- 82% utilisation
- 4% LTM constant currency recurring revenue growth
- 22% cash return

Attractive Cash Returns from Fully Built-Out[1] Data Centres

Note: This slide excludes the impact IFRS 16.

(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped as at 1 January 2018. However, future power upgrades can further increase the capacity of a fully built out data centre.

(2) 36 Fully Built-Out Data Centres as at 1 January 2018: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA7, FRA8, FRA9, FRA10, FRA12, DUS1, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO2, STO3, STO4 and VIE1.

(3) Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment and Intangible assets including goodwill, as at 31 March 2019.

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Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Maturity of Cloud Adoption in Europe Sources: Interxion, Gartner and Structure Research. Italy France US Germany UK Netherlands Nordics Ireland Austria Switzerland Belgium Poland Balkans Spain Russia Interxion presence No direct presence Size of Bubbles = Level of IT Spend Substantial Opportunity Ahead in Europe 2018 Outsourced Data Centre Capacity (MW) 42% 66% 2018 IT Spend ($ B)

Guidance for 2019 Adjusted EBITDA is a non-IFRS figure intended to adjust for certain items. The definition of Adjusted EBITDA can be found in the “Definitions” section in this slide deck. Interxion does not provide an outlook for an IFRS profitability metric. Consequently, the company is unable to reconcile the outlook for Adjusted EBITDA. Revenue Adjusted EBITDA Capital Expenditure €632m – €647m €324m – €334m €570m – €600m

Questions & Answers

Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview 52 Data Centres in Operation 13 Cities 11 Countries 700+ Connectivity Providers 20+ Internet Exchanges 500+ Platform Providers 2,000+ Customers 800+ Employees Note: Figures as of 31 March 2019.

Track Record Of Execution Note: This slide excludes the impact of IFRS 16 and include Interxion Science Park as of 24 February 2017. CAGR calculated as 2018 vs 2010. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. Adjusted to exclude the impact of IFRS 16. CAGR(1) = 13% CAGR(1) = 16% 38% 40% 42% 43% 43% 44% 45% 45% 46% 46% 21% 17% 13% 11% 11% 13% 9% 16% 15% 13% 50 Consecutive Quarters of Revenue and Adjusted EBITDA Growth YOY Growth 26% 23% 18% 15% 11% 17% 11% 16% 17% 14% Adj. EBITDA Margin(2) YOY Growth (3)

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Revenue Develops Over Time Driven by Power Reservation and Energy Consumption Space Installed

IFRS 16 – Lease Accounting Metric Significant Considerations Impact Revenue Certain components of revenue are recognised as lease revenue. Negligible impact on revenue metrics Adjusted EBITDA Properties and other assets leased under operating lease agreements are recognised as right of use assets and lease liabilities, reducing rent expense and increasing interest expense and depreciation charges. 530 bps increase to Adjusted EBITDA margin in 1Q 2019 Leverage Recognising right of use assets and lease liabilities for data centres leased under operating leases increases the level of reported third party debt resulting in an increase in reported gross and net leverage. Impact as at 31 March 2019: Gross leverage (LQA): +0.8x Net leverage (LQA): +1.1x IFRS 16 adopted 1 January 2019 Operating leases and financial leases are now treated the same IFRS 16 does not impact Interxion’s financial covenant reporting on debt or revolving credit facilities More comparable with our U.S. peer group

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Historical Financial Results

€ millions (except as noted)	2017				2018				2019	2017	2018
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	FY	FY
Recurring revenue	108.3	113.4	117.4	123.4	127.0	131.7	134.8	139.7	145.3	462.5	533.1
Non-recurring revenue	5.7	7.4	7.3	6.5	6.9	7.1	7.4	7.2	6.3	26.8	28.7
Total revenue	**113.9**	**120.8**	**124.6**	**129.9**	**133.8**	**138.8**	**142.2**	**146.9**	**151.5**	**489.3**	**561.8**
Gross profit	**69.9**	**72.9**	**75.0**	**81.0**	**81.1**	**85.1**	**86.3**	**89.7**	**101.1**	**298.8**	**342.3**
Gross profit margin	*61.3%*	*60.3%*	*60.2%*	*62.4%*	*60.6%*	*61.3%*	*60.7%*	*61.1%*	*66.7%*	*61.1%*	*60.9%*
Adj EBITDA	**51.3**	**54.3**	**56.2**	**59.1**	**60.9**	**63.4**	**65.8**	**67.7**	**77.3**	**221.0**	**257.8**
Adj EBITDA margin	*45.1%*	*45.0%*	*45.1%*	*45.5%*	*45.5%*	*45.7%*	*46.3%*	*46.1%*	*51.0%*	*45.2%*	*45.9%*
Net income / (loss)	**10.3**[1]	**9.7**[1]	**9.4**[1]	**9.7**[1]	**11.7**[1]	**0.6**[1][2]	**10.9**[1]	**8.0**[1]	**8.4**[1]	**39.1**[1]	**31.1**[1]
CapEx paid	**54.8**	**56.4**	**75.2**	**69.7**	**96.2**	**120.5**	**103.2**	**131.3**	**144.1**	**256.0**	**451.2**
Expansion / upgrade	49.0	46.0	69.7	60.2	90.1	109.6	99.7	120.7	137.5	224.8	420.0
Maintenance & other	4.0	7.4	4.0	7.0	4.2	7.9	2.5	5.2	3.2	22.4	19.7
Intangibles	1.8	3.0	1.4	2.5	2.0	3.0	1.0	5.4	3.4	8.8	11.4
Cash generated from operations	**63.0**[1]	**40.6**[1]	**55.2**[1]	**50.3**[1]	**58.1**[1]	**55.1**[1]	**60.9**[1]	**76.9**[1]	**79.9**[1]	**209.0**[1]	**251.0**[1]
Gross PP&E	**1.728.5**	**1,778.3**	**1,844.6**	**1,935.1**	**2,020.8**	**2,139.5**	**2,257.4**	**2,427.3**	**2,510.9**	**1,935.1**	**2,427.3**
Gross intangible assets	**113.3**	**114.8**	**114.9**	**117.0**	**119.7**	**122.5**	**123.4**	**128.8**	**130.4**	**117.0**	**128.8**
Gross Goodwill	**40.2**	**39.4**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**
LTM Cash ROGIC	**12%**	**12%**	**12%**	**11%**	**11%**	**11%**	**11%**	**12%**	**11%**	**11%**	**12%**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.

(1) Includes €0.8 million, €0.6 million, €1.6 million, €1.6 million, €1.2 million, €1.0 million, €0.7 million, €0.3 million and €0.1 million of M&A transaction costs in 1Q17, 2Q17, 3Q17, 4Q17, 1Q18, 2Q18, 3Q18, 18 and 1Q19 respectively.

(2) Includes €11.2 million of one-time charge related to termination of financing arrangements.

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Historical Reporting Segment Financial Results

€ millions (except as noted)	2017				2018				2019	2017	2018
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	FY	FY
Big 4											
Recurring revenue	70.0	74.2	76.6	81.6	83.5	87.3	89.2	92.7	96.9	302.3	352.7
Non-recurring revenue	3.4	4.7	4.3	3.9	4.5	4.2	4.4	4.6	4.4	16.3	17.6
Total revenue	**73.4**	**78.9**	**80.8**	**85.6**	**87.9**	**91.5**	**93.6**	**97.3**	**101.3**	**318.6**	**370.3**
Gross profit margin	61.9%	62.0%	61.0%	64.4%	61.1%	63.2%	61.9%	61.2%	67.4%	62.4%	61.8%
Adj EBITDA	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**	**51.4**	**51.8**	**52.6**	**61.1**	**174.8**	**203.8**
Adj EBITDA margin	54.7%	54.7%	53.7%	56.2%	54.6%	56.2%	55.4%	54.0%	60.3%	*54.9%*	*55.0%*
CapEx Paid	35.1	40.7	51.6	47.4	70.6	82.6	80.1	85.4	99.6	174.8	318.6
Rest of Europe											
Recurring revenue	38.3	39.2	40.8	41.8	43.5	44.4	45.6	46.9	48.4	160.2	180.4
Non-recurring revenue	2.3	2.7	3.0	2.5	2.4	2.9	3.0	2.7	1.8	10.5	11.1
Total revenue	**40.6**	**42.0**	**43.8**	**44.3**	**45.9**	**47.3**	**48.6**	**49.6**	**50.2**	**170.7**	**191.4**
Gross profit margin	66.8%	65.2%	65.8%	66.7%	67.6%	65.0%	66.4%	68.4%	71.8%	66.1%	66.8%
Adj EBITDA	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**	**27.2**	**28.7**	**30.2**	**32.2**	**99.7**	**113.7**
Adj EBITDA margin	58.3%	57.3%	59.1%	58.8%	60.0%	57.4%	59.0%	60.9%	64.2%	58.4%	59.4%
CapEx Paid	16.2	13.7	21.1	18.7	22.7	29.8	20.7	40.6	41.6	69.8	113.8
Corporate & Other											
Adj EBITDA	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**	**(15.1)**	**(14.8)**	**(15.1)**	**(16.1)**	**(53.5)**	**(59.7)**
CapEx Paid	**3.4**	**2.1**	**2.3**	**3.5**	**3.0**	**8.2**	**2.4**	**5.3**	**2.9**	**11.4**	**18.8**

Note: Figures rounded to nearest net €0.1 Million. Totals may not sum due to rounding.

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Historical Operating Metrics[1]

Space figures in square metres[2] Recurring ARPU in € Customer Power in MW[2]	2017				2018				2019
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Equipped space	114,100	117,000	118,900	122,500	128,900	132,600	140,300	144,800	148,300
Equipped space added	*3,300*	*2,900*	*1,900*	*3,600*	*4,000*	*3,700*	*7,700*	*4,500*	*3,500*
Revenue generating space	89,800	95,000	97,100	99,800	104,100	106,200	111,200	115,000	119,000
RGS added	*2,600*	*5,200*	*2,100*	*2,700*	*2,900*	*2,100*	*5,000*	*3,800*	*4,000*
Recurring ARPU	405	403	401	411	412	418	413	412	414
Utilisation (%)[3]	79%	81%	82%	81%	81%	80%	79%	79%	80%
Equipped customer power	136	142	146	160	166	169	185	199	199
Maximum equippable customer power	195	203	223	225	241	276	278	314	326
Data centres in operation	45	45	48	49	50	50	51	51	52

(1) Interxion Science Park was acquired in February 2017. One data centre added to "Data centres in operation" at 1Q 2017. Starting from 1Q 2018, totals include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park.

(2) All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as of the date of each quarter's respective report.

(3) Utilisation as of the end of the reporting period.

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Scheduled Equipped Space Additions

Space figures in square metres(1)	2017(2)				2018				2019E(3)				2020E(3)			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2QE	3QE	4QE	1QE	2QE	3QE	4QE
Big 4																
France	1,600	1,500	100	–	–	900	600	1,500	300	1,500	–	2,500	2,300	–	–	–
Germany	–	–	1,100	2,400	2,400	–	2,400	300	2,900	200	2,400	2,200	–	2,300	–	2,600
Netherlands	1,300	–	–	–	–	–	3,200	2,700	–	–	–	2,700	4,100	–	2,700	–
UK	–	–	–	–	–	–	–	–	300	600	900	–	–	–	–	–
Subtotal	**3,000**	**1,500**	**1,200**	**2,400**	**2,400**	**800**	**6,200**	**4,500**	**3,500**	**2,300**	**3,300**	**7,400**	**6,400**	**2,300**	**2,700**	**2,600**
Rest of Europe																
Austria	–	1,100	–	300	400	400	1,200	–	–	2,000	–	–	–	–	–	–
Belgium	–	–	–	–	1,100	–	–	–	–	–	–	–	–	–	–	–
Denmark	300	300	–	–	–	900	–	–	–	–	–	600	–	–	–	–
Ireland	–	–	–	–	–	1,200	–	–	–	–	–	–	–	–	–	–
Spain	–	–	–	–	–	–	–	–	–	1,100	700	700	–	–	–	–
Sweden	100	–	300	200	100	300	–	–	–	800	–	–	–	–	–	–
Switzerland	–	–	400	700	100	–	200	–	–	300	–	–	–	–	3,600	–
Subtotal	**400**	**1,400**	**700**	**1,200**	**1,700**	**2,800**	**1,400**	**–**	**–**	**4,200**	**700**	**1,300**	**–**	**–**	**3,600**	**–**
Total additional equipped space	**3,300**	**2,900**	**1,900**	**3,600**	**4,000**	**3,700**	**7,700**	**4,500**	**3,500**	**6,500**	**4,000**	**8,700**	**6,400**	**2,300**	**6,300**	**2,600**
	11,700 sqm in 2017				**19,900 sqm in 2018**				**22,700 sqm in 2019E**				**17,600 sqm in 2020E**			

(1) Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding.
(2) Excludes acquisition of Interxion Science Park, which added approximately 2,300 sqm from 1Q17.
(3) Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter.

27

Space Analysis by Country Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding. As of 31 March 2019. Expansions announced after the end of the quarter are excluded. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedules only, which is subject to change; excludes expansions announced after the end of the period. Excludes land bank and undeveloped properties. Space figures in square metres Data Centres in Operation / under Construction Maximum Equippable Space in Country(1) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(2) Unequipped Space Available for Development(3) Big 4 France 10 40,000 26,600 11,100 2,300 Germany 17 50,200 35,700 14,500 0 Netherlands 9 45,400 31,000 9,500 4,900 UK 3 8,700 7,200 1,500 0 Subtotal 39 144,300 100,500 36,700 7,100 Rest of Europe Austria 2 13,300 11,200 2,000 0 Belgium 2 6,200 6,200 0 0 Denmark 2 6,400 5,800 600 0 Ireland 3 5,800 5,800 0 0 Spain 3 8,200 5,700 2,500 0 Sweden 5 6,800 5,800 800 200 Switzerland 2 14,200 7,300 6,700 200 Subtotal 18 60,900 47,800 12,700 500 Total 58 205,200 148,300 49,400 7,500

interxion

Pan-European Data Centre Portfolio

	Location	Owned / Leased	Build Out Status(1)	Maximum Equippable Space (sqm)(2)	Location	Owned / Leased	Build Out Status(1)	Maximum Equippable Space (sqm)(2)
Big 4	**France**				**Netherlands**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	MRS2	Leased	Expanding	4,500	AMS3	Owned	Fully	3,000
	MRS3	Leased	Under Construction	7,100	AMS4	Leased	Fully	NM (4)
	PAR1	Leased	Fully	1,400	AMS5	Leased	Fully	4,300
	PAR2	Leased	Fully	2,900	AMS6	Owned	Fully	4,400
	PAR3	Owned	Fully	1,900	AMS7	Leased(3)	Fully	7,600
	PAR4	Leased	Fully	1,300	AMS8	Leased	Expanding	8,200
	PAR5	Owned	Fully	4,000	AMS9	Owned	Expanding	2,800
	PAR6	Leased	Fully	1,300	AMS10	Owned	Under Construction	14,400
	PAR7	Leased(3)	Expanding	9,300	**UK**			
					LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
					LON3	Leased	Expanding	1,800
	Germany							
	DUS1	Leased	Fully	3,300	FRA7	Leased	Fully	1,500
	DUS2	Leased	Expanding	1,800	FRA8	Owned	Fully	3,700
	FRA1	Leased	Fully	500	FRA9	Leased	Fully	800
	FRA2	Leased	Fully	1,100	FRA10	Owned	Fully	4,800
	FRA3	Leased	Fully	2,200	FRA11	Owned	Expanding	4,800
	FRA4	Leased	Fully	1,400	FRA12	Leased	Fully	1,100
	FRA5	Leased	Fully	1,700	FRA13	Owned	Expanding	4,900
	FRA6	Leased	Expanding	2,600	FRA14	Owned	Under Construction	4,600
					FRA15	Owned	Under Construction	9,600
ROE	**Austria**				**Spain**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	8,500	MAD2	Leased	Fully	1,700
					MAD3	Owned	Under Construction	2,500
	Belgium				**Sweden**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	BRU2	Leased	Expanding	1,100	STO2	Leased	Fully	1,200
	Denmark				STO3	Leased	Fully	900
	CPH1	Leased	Fully	3,700	STO4	Leased	Fully	1,100
	CPH2	Owned	Expanding	2,600	STO5	Leased	Expanding	1,700
	Ireland				**Switzerland**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,600
	DUB2	Leased	Fully	2,300	ZUR2	Leased	Under Construction	6,600
	DUB3	Owned	Expanding	2,300				
Total								**205,200**

Totals:	#	Sqm	%
Owned(5)	21	112,100	55%
Leased	37	93,200	45%
Total	58	205,200	100%

Note: Totals may not sum due to rounding.

(1) Built Out Status as of 1 January 2018, consistent with slide 14.

(2) As of 31 March 2019.

(3) Purchase options have been exercised, though not yet closed.

(4) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1.

(5) Includes purchase options have been exercised, though not yet closed.

29

interxion

Non-IFRS Reconciliation

€ millions (except as noted)	2010	2011	2012	2013	2014	2015	2016	2017	2018				2019
									1Q	2Q	3Q	4Q	1Q
Net income	**14.7**	**25.5**	**31.6**	**6.9(1)**	**34.4**	**46.7**	**38.3**	**39.1**	**11.7**	**0.6(2)**	**10.9**	**8.0**	**8.4**
Income tax expense / (benefit)	2.5	9.7	15.8	6.1	15.5	17.9	16.4	14.8	3.8	2.8	4.4	7.3	4.8
Profit / (loss) before taxation	**17.2**	**35.2**	**47.4**	**13.0**	**49.9**	**64.6**	**54.7**	**53.9**	**15.5**	**3.4**	**15.3**	**15.3**	**13.2**
Net finance expense	29.5	22.9	17.8	57.5(1)	27.9	29.0	36.3	44.3	11.4	22.9(2)	11.7	15.8	16.7
Operating profit	**46.7**	**58.1**	**65.2**	**70.5**	**77.8**	**93.6**	**91.0**	**98.3**	**26.9**	**26.3**	**27.1**	**31.0**	**29.8**
Depreciation, amortisation and impairments	31.1	35.6	44.0	57.6	62.2	78.3	89.8	108.3	29.6	32.2	32.9	34.3	41.7
Share-based payments	1.7	2.6	5.4	4.2	7.2	9.0	7.9	9.9	3.3	3.9	3.9	1.5	5.7
Increase/(decrease) in provision for onerous lease contracts	0.2	0.0	0.8	–	(0.8)	(0.2)	–	–	–	–	–	–	–
IPO transaction costs	–	1.7	–	–	–	–	–	–	–	–	–	–	–
M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–	–
M&A transaction costs	–	–	–	–	0.3	11.9	2.4	4.6	1.2	1.0	0.7	0.3	0.1
Re-assessment of indirect taxes(3)	–	–	–	–	–	–	–	–	–	–	1.2	0.6	–
Income from sub-leases on unused data centre sites	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(0.1)	(0.1)	(0.1)	–	–	–	–
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	(0.2)	–	–	–	–	–	–
Adjusted EBITDA	**79.2**	**97.6**	**115.0**	**131.9**	146.4	**171.2**	**190.8**	**220.9**	**60.9**	**63.4**	**65.8**	**67.7**	**77.3**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.
(1) Includes €31.0 million of one-off charges related to debt refinancing.
(2) Includes €11.2 million of one-off charges related to termination of financing arrangements.
(3) This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.

30

interxion

Reconciliation to Segment Adjusted EBITDA

€ millions	2017				2018				2019
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
BIG 4									
Operating profit	**24.0**	**24.8**	**24.2**	**28.2**	**27.6**	**30.3**	**30.4**	**29.5**	**33.3**
Depreciation, amortisation and impairments	15.9	18.1	18.8	19.9	20.1	20.8	21.2	22.9	27.4
Share-based payments	0.3	0.2	0.4	0.1	0.3	0.3	0.3	0.2	0.4
Income from sub-leases on unused data centre sites	–	–	–	(0.1)	(0.1)	–	–	–	–
Adjusted EBITDA	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**	**51.4**	**51.8**	**52.6**	**61.1**
ROE									
Operating profit	**16.7**	**16.4**	**18.3**	**18.5**	**19.6**	**18.6**	**18.0**	**20.8**	**21.0**
Depreciation, amortisation and impairments	7.0	7.4	7.5	7.5	7.7	8.2	9.3	8.7	10.9
Share-based payments	(0.0)	0.2	0.1	0.1	0.2	0.3	0.3	0.1	0.4
Re-assessment of indirect taxes(1)	–	–	–	–	–	–	1.2	0.6	–
Adjusted EBITDA	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**	**27.2**	**28.7**	**30.2**	**32.2**
CORPORATE & OTHER									
Operating profit/(loss)	**(16.9)**	**(16.9)**	**(18.1)**	**(20.9)**	**(20.4)**	**(22.7)**	**(21.3)**	**(19.4)**	**(24.5)**
Depreciation, amortisation and impairments	1.3	1.7	1.5	1.6	1.7	3.2	2.5	2.7	3.4
Share-based payments	2.3	1.8	1.9	2.5	2.8	3.4	3.4	1.3	4.9
M&A transaction costs	0.8	0.6	1.6	1.6	1.2	1.0	0.7	0.3	0.1
Adjusted EBITDA	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**	**(15.1)**	**(14.8)**	**(15.1)**	**(16.1)**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.

(1) This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.

31

Summary of IFRS 16 Impacts € millions Balance Sheet Impacts Mar-31 2019 As reported Effect of change due to IFRS 16 Mar-31 2019 Excl. IFRS 16 Consolidated Non-current assets 2,388.5 414.3 1,974.2 Current assets 310.6 (18.3) 328.9 Non-current liabilities 1,694.7 372.0 1,322.7 Current liabilities 354.2 25.4 328.8 BIG 4 Total assets 1,885.7 288.2 1,597.5 Total liabilities 616.2 289.3 326.9 ROE Total assets 649.1 104.2 544.9 Total liabilities 205.6 104.5 101.1 CORP Total assets 164.3 3.6 160.8 Total liabilities 1,227.1 3.6 1,223.5

Adjusted EBITDA: We define Adjusted EBITDA as Operating Income adjusted for depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses Adjusted EBITDA excluding the impact of IFRS 16: For comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16, we present Adjusted EBITDA excluding the impact of IFRS 16 - Leases. Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net income Adjusted net income: We define Adjusted net income as net income adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses ARPU: Monthly recurring revenue per square meter calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant and equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and “Purchase of intangible assets”, respectively. Investments in intangible assets include power grid rights and software development Cash generated from operations: Net cash flows from operating activities, excluding interest and fees paid, interest received and income tax paid Cash ROGIC: Cash Return on Gross Invested Capital defined as {LTM (last twelve months) Adjusted EBITDA (excluding IFRS16 adjustments) less cash taxes, less maintenance and other capex} divided by {Average of opening and closing Gross Invested Capital}. Where Gross Invested Capital represents gross PP&E plus gross Intangible assets plus gross Goodwill, less assets under construction, less carrying value of undeveloped land Definitions Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods Corporate and Other: Unallocated items mainly comprising general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure LTM or Last Twelve Months: Twelve-month period ended 31 March 2019, unless otherwise noted MW: Megawatts Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date SQM: Square metres Utilisation Rate: On the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%

interxion

Interxion Leadership

- **David Ruberg,** *Chief Executive Officer*
- **John Doherty,** *Chief Financial Officer*
- **Giuliano Di Vitantonio,** *Chief Marketing & Strategy Officer*
- **Jan-Pieter Anten,** *SVP, Human Resources*
- **Jaap Camman,** *SVP, Legal*
- **Adriaan Oosthoek,** *SVP, IT & Operations Support*

Investor Relations
Jim Huseby, *VP, Investor Relations*
T: +1 813 644 9399
E: ir@interxion.com

Sell-Side Analyst Coverage

- **Bank of America Merrill Lynch,** *Michael Funk*
- **Berenberg,** *Nate Crossett*
- **Citi,** *Mike Rollins*
- **Cowen,** *Colby Synesael*
- **Credit Suisse,** *Sami Badri*
- **Guggenheim,** *Rob Gutman*
- **Oppenheimer,** *Tim Horan*
- **Raymond James,** *Frank Louthan*
- **RBC Capital Markets,** *Jon Atkin*
- **Stifel,** *Erik Rasmussen*
- **Sun Trust Robinson Humphrey,** *Greg Miller*
- **Wells Fargo,** *Jennifer Fritzsche*
- **William Blair,** *Jim Breen*

34